Exhibit 99.1

YAMANA GOLD PROVIDES NOTICE OF FOURTH QUARTER 2012 FINANCIAL RESULTS RELEASE

TORONTO, ONTARIO, January 14, 2013 - YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced that its fourth quarter 2012 results will be released after market close on February 20, 2013 followed by a conference call and webcast on February 21, 2013 at 11:00 a.m. ET.

Q4 Conference Call Information:

Toll Free (North America):	1-800-355-4959
Toronto Local and International:	416-695-6616

Q4 Conference Call REPLAY:

Toll Free Replay Call (North America):	1-800-408-3053	Passcode 9088417
Toronto Local and International:	905-694-9451	Passcode 9088417

The conference call replay will be available from 2:00 p.m. ET on February 21, 2013 until 11:59 p.m. ET on March 7, 2013.

For further information on the conference call or webcast, please contact the Investor Relations Department or visit our website, www.yamana.com

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge Vice President, Corporate Communications and Investor Relations 416-945-7362 1-888-809-0925 Email: lisa.doddridge@yamana.com